

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

January 14, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Philip A. Shiels
Chief Financial Officer
ASI Entertainment, Inc.
954 Lexington Ave. Suite 242
New York, NY 10021

> **Re: ASI Entertainment, Inc.**
> **Form 10-K for the year ended June 30, 2009**
> **File No. 000-27881**

Dear Mr. Shiels:

We have reviewed your response dated December 9, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Draft Form 10-K/A for the Year Ended June 30, 2009 (as filed in the response letter dated December 9, 2009)

Item 7. Management's Discussion and Analysis or Plan of Operation

Results and Plan Operations

Going Concern Question, page 9

1. Your proposed revision in response to our previous comment 2 does not comply with the comment. Please expand this discussion to specifically state that the auditor's report expresses substantial doubt about your ability to continue as a going concern.

Item 9A. Controls and Procedures, page 13

(a) Evaluation of Disclosure Controls and Procedures

2. As stated in our previous comment 4, because you did not present the appropriate number of years of financial statements and you excluded your assessment of internal control over financial reporting from your Form 10-K, your assessment of disclosure controls and procedures as "effective" is not appropriate. Please reassess the effectiveness of disclosure controls and procedures accordingly in your amended Form 10-K.

3. As a related matter, we note that you have included an assessment of disclosure controls and procedures as "not effective" under part (b) of this section. Please revise for consistency and to include the evaluation of disclosure controls and procedures under the proper heading.

Financial Statements

General

4. Please revise your financial statement presentation for chronological consistency in accordance with SAB Topic 11E. Specifically, your balance sheet presents 2009 and 2008 in order from left to right, while your statements of operations and cash flow present 2008 and 2009 in order from left to right.

Report of Independent Registered Public Accountant, page F-1

5. We note your response to our previous comment 7. Please file a revised audit opinion to reference all financial statements presented in your amended Form 10-K.

Balance Sheet, page F-2

6. Please tell us whether the counterparties to "Advances," "Related Receivables" and "Related Investment" are related parties. If so, please revise the line item descriptions to so state.

7. Please tell us the facts and circumstances surrounding each of these balances.

8. We assume that the related investment refers to shares of ASIQ Ltd received in payment of the $200,000 license fee. If true, please tell us how the shares were valued upon receipt and reconcile the receivable with the current value of the investment. Provide us with objectively verifiable support for the value of the shares at each date. Indicate the number of shares received and the percentage ownership of ASIQ Ltd you acquired. Tell us whether ASIQ Ltd is your former subsidiary. We may have further comments upon review of your response.

Income Statement, page F-3

9. Refer to our previous comments 1, 11, 12, and 13. It is unclear from your current disclosure how your revenue recognition policy with regard to license fee revenue is consistent with US GAAP. Specifically, you have not demonstrated that your recognition timing is consistent with the nature of the transaction and the earnings process. Refer to FASB ASC 605-10-S99-1 (SAB Topic 13.A.3, Delivery and Performance, part d – license revenue).

10. Further, as previously requested, your MD&A and financial statement footnotes should be revised to include an in-depth discussion of the license agreements, including their material terms, amounts received under such agreements, revenue recognized during the current period, and remaining deferred revenue to be recognized. Your revenue recognition policy should specifically state your recognition policy for each material license agreement and how this policy is in accordance with US GAAP.

11. In this regard, based upon the schedules presented in response 11, explain why only $200,000 was receivable at June 30, 2008. Specifically, it appears that only approximately $15,000 in license fees had been received at that date. Please revise or advise.

12. As a related matter, please tell us how the indefinite term of the ASIQ "exclusive" worldwide license agreement impacts the Chin 2 year "Asian Territories" license agreement.

13. You state, on page 5, that the company outsourced development work and incurred a cost of $102,000 and $1,600 in fiscal 2008 and 2009 respectively. Please explain to

us where these costs have been classified in the income statement. Tell us whether you paid each period for these costs or how the related liabilities appear on the balance sheets. In addition, please tell us whether the work was performed by a related party. Finally, we would generally expect research and development charges to be disclosed as a separate line item on the income statement. Please revise or advise.

Statement of Cash Flows, page F-4

14. Please include your cash flow worksheet for fiscal 2009 in your next response letter.

Notes to Consolidated Financial Statements

Note 1 – Organization, Operation and Summary of Significant Accounting Policies

Stock Options, page F-8

15. We note your response to our previous comments 16 and 17. Please note that SFAS 123(R) impacts not only stock options issued after its effectiveness, but also those options unvested at the date of effectiveness. Please tell us how many issued but unvested options were outstanding as of the date of effectiveness of SFAS 123(R) and at each subsequent year end. Include in your response their value and vesting schedule.

Form 10-Q for Quarter Ended September 30, 2009

16. Describe the transactions that resulted in the issuance of compensatory stock to officers and to directors. Explain when and why the issuances were granted and describe your related accounting and valuation processes.

17. You disclose in Note 3, that you issued common stock and recorded an additional $70,000 in common stock and paid-in capital. Describe how this transaction was recorded. Specifically, we note proceeds of $10,000 in your cash flow statement under financing activities. Please explain this apparent discrepancy supplementally and in detail. Indicate the individual(s) who received this common stock and their relationship to the company. Finally, tell us how the shares were valued. We may have further comments upon review of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief